UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 14, 2010
CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated April 14, 2010 relating to Company’s Press Release on Public Offering of up to 3,500,000 American Depositary Shares.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque

Name: Lai Ni Quiaque
Title: Executive Director, Chief Financial Officer and Company Secretary
Dated: April 14, 2010

For Immediate Release
City Telecom (H.K.) Limited Announces Public Offering of up to 3,500,000
American Depositary Shares
Hong Kong — April 14, 2010 — City Telecom (H.K.) Limited (Nasdaq: CTEL) (the “Company”) announced today that it has commenced an underwritten public offering of up to 3,500,000 American Depositary Shares (“ADSs”) pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The Company has appointed Oppenheimer & Co. as sole bookrunner for the offering and as representative of the underwriters. The Company has appointed Roth Capital Partners as co-manager for the offering, and CIMB Securities (HK) Ltd. as the Company’s financial advisor. The underwriters will also have the option to purchase up to an additional 525,000 ADSs from the Company at the public offering price, less underwriting discounts and commissions, within 30 days, solely to cover over-allotments, if any. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.
The shelf registration statement was declared effective by the SEC on April 9, 2010. A copy of the preliminary prospectus supplement and related base prospectus for the offering has been filed with the SEC and is available on the SEC’s website, www.sec.gov. Alternatively, the underwriters will arrange to send you the preliminary prospectus supplement and related base prospectus if you request by contacting Oppenheimer & Co. Inc, by telephone at (1) 212 667 8563, or by email at equityprospectus@opco.com.
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any security of the Company, nor will there be any sale of such security in any jurisdiction in which such offer, sale or solicitation would be unlawful. The offering may be made only by means of a prospectus supplement and related base prospectus.
About City Telecom (H.K.) Limited (Nasdaq: CTEL)
City Telecom (H.K.) Limited (Nasdaq: CTEL) is a Hong Kong-based provider of residential and corporate fixed telecommunications network and international telecommunications services. City Telecom specializes in the residential mass market and small-to-medium corporate and enterprise market segments. The majority of City Telecom’s revenues are derived from business conducted in Hong Kong. For more information about City Telecom and its products, please visit www.ctigroup.com.hk.
For more information contact:
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary
niqlai@ctihk.com
+852 3145 6068